SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 18, 2002

TALISMAN ENERGY INC.
Commission File No. 1-6665
[Translation of registrant's name into English]

3400, 888 - 3rd Street S.W.,
Calgary, Alberta, Canada, T2P 5C5
[Address of principal executive offices]

The following documents are filed as exhibits hereto and are incorporated by reference into the Registration Statement on Form F-[] (File No. 333-[])

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ___ Form 40-F ___X___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___X___

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):
82 - ________________________.]

TALISMAN
ENERGY

TALISMAN ENERGY INC.
Suite 3400, 888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5
Christine D. Lee, Assistant Corporate Secretary
Tel: (403)237-1184
Fax: (403)231-3633

September 18, 2002

Telecopied (416)947-4547
Telephone (416)947-4663

The Toronto Stock Exchange
The Exchange Tower
130 King Street West
Toronto, Ontario
M5X 1J2

Attention: Kay Dhanraj

Re: Talisman Energy Inc. - Declaration of Cash Dividend on Common Shares

In accordance with Section 431 of The Toronto Stock Exchange Manual, the attached Dividend Declaration Form confirms our telephone notice of the dividend declaration made by Talisman Energy Inc. this morning. In addition, we also enclose for your files a copy of the Press Release which shall be issued shortly in this regard.

Thank you.

Yours truly,

"Christine D. Lee"

Christine D. Lee

Enclosures

TALISMAN ENERGY INC.

September 18, 2002

THE TORONTO STOCK EXCHANGE

DIVIDEND DECLARATION FORM

Date of Declaration:	September 18, 2002
Company:	Talisman Energy Inc.
Type of Security and Stock Symbol on which Dividend is declared:	Common Shares TLM
Amount of Dividend/per share:	$0.30/share
Dividend Period:	Semi-annual
Payable Date:	December 31, 2002
Record Date:	December 10, 2002
Contact Name and Phone Number:	Christine Lee Assistant Corporate Secretary (403)237-1184 (phone) (403)231-3633 (fax)

September 18, 2002

Telecopied (212)656-5071
Telephone (212)656-5563

The New York Stock Exchange
13th Floor
20 Broad Street
New York, New York, USA
1005

Attention: Elizabeth V. Montz

Re: Talisman Energy Inc. - Declaration of Cash Dividend on Common Shares

In accordance with 204.16 of the New York Stock Exchange Manual, the attached Notice of Dividend confirms our telephone notice of the dividend declaration made by Talisman Energy Inc. this morning. In addition, we also enclose for your files a copy of the Press Release issued in this regard.

Thank you.

Yours truly,

CHRISTINE D. LEE

/chris

Enclosures

TALISMAN ENERGY INC.

September 18, 2002

THE NEW YORK STOCK EXCHANGE

DIVIDEND DECLARATION NOTICE

Date of Declaration:	September 18, 2002
Company:	Talisman Energy Inc.
Type of Security and Stock Symbol on which Dividend is declared:	Common Shares TLM
Amount of Dividend/per share:	Cdn. $0.30/share
Canadian Non-Resident Withholding Tax:	For U.S. residents the rate of withholding tax is 15% in respect of dividends paid. The withholding tax is Cdn. 4.5¢/share, resulting in a net dividend of Cdn. 25.5¢/share.
Payment to U.S. Resident Shareholders:	Payment will be made to U.S. resident shareholders in U.S. dollars converted at the noon buying rate of the Bank of Canada on the record date.
Dividend Period:	Semi-annual
Payment Date:	December 31, 2002
Record Date:	December 10, 2002
Conditions to be Satisfied:	None
Contact Name and Phone Number:	Christine D. Lee Assistant Corporate Secretary (403)237-1184

TALISMAN
ENERGY

NEWS RELEASE

Talisman Declares Semi-Annual Dividend

CALGARY, Alberta – September 18, 2002 –Talisman Energy Inc. today declared a semi-annual dividend of thirty cents Canadian (C $0.30) per share on the Company's common shares. The dividend will be paid on December 31, 2002 to shareholders of record at the close of business on December 10, 2002.

Talisman Energy Inc. is one of the largest independent Canadian oil and gas producers with operations in Canada, the North Sea, Indonesia, Malaysia, Vietnam and Sudan. Talisman is also conducting exploration in Algeria, Trinidad, Colombia and the United States. Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social responsibility wherever it does business. The Company's shares are listed on The Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Manager, Investor Relations &
Corporate Communications
Phone: 403-237-1196
E-mail: tlm@talisman-energy.com
Website: www.talisman-energy.com

- 30 -

26/02

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALISMAN ENERGY INC.
[Registrant]

Date: September 18, 2002

By [signature]
Christine D. Lee
Assistant Corporate Secretary